December 3, 2024

John C. Power
President and Chief Executive Officer
Athena Gold Corporation
2010 A Harbison Drive, #312
Vacaville, CA 95687

       Re: Athena Gold Corporation
           Registration Statement on Form S-4
           Filed November 22, 2024
           File No. 333-283404
Dear John C. Power:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Liz Packebusch, Staff Attorney, at 202-551-8749 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Clifford L. Neuman